Report of Independent Registered Public Accounting Firm

The Board of Directors

MACC Private Equities Inc. and subsidiary:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that MACC Private Equities Inc. (the Company) complied with the requirements of Subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2008. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2008, and with respect to agreement of security purchases and sales, for the period from August 28, 2008 (the date of our last examination) through September 30, 2008:

•	Count and inspection of all securities located in the vault of Cedar Rapids Bank and Trust in Cedar Rapids, Iowa

•	Reconciliation of all such securities to the books and records of the Company

•	Confirmation of security purchases since the date of our last report, which there were none

•	Vouching of proceeds of security sales since the date of our last report, which there were none

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that MACC Private Equities Inc. complied with the requirements of Subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2008 with respect to securities reflected in the investment account of the Company is fairly stated in all material respects.

This report is intended solely for the information and use of management and the board of directors of MACC Private Equities Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                            /s/ KPMG LLP

Des Moines, Iowa

October 10, 2008

MACC PRIVATE EQUITIES, INC.

October 7, 2008

KPMG, LLP
2500 Ruan Center
Des Moines, IA  50309

Ladies and Gentlemen:

RE:	Management Assertion Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

MACC Private Equities Inc. is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. It is also responsible for establishing and maintaining effective internal control structure over compliance with Rule 17f-2 requirements.

MACC Private Equities Inc. has performed an evaluation of its compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2008 for the period August 28, 2008 through September 30, 2008.  Based on this evaluation, it has determined that MACC Private Equities Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2008, with respect to securities reflected in the investment accounts of MACC Private Equities Inc.

Very truly yours,

MACC PRIVATE EQUITIES INC.

By

/s/ Derek Gaertner_________

Derek Gaertner, CFO

/s/ Travis Prentice_________

Travis Prentice, President